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Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2431	andre.weiss@srz.com

April 12, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-123073

Dear Ms. Williams:

This letter addresses your comments in our telephone conversations on April 7 and 8, 2005. You referenced an article by Ms. Ranjeeta D. McGroarty published in Lloyd’s Shipping Economist on February 1, 2005 relating to Horizon’s achievements based on comments from Horizon’s CEO and a Managing Director of Castle Harlan, Inc., and various articles indicating the possibility of an initial public offering of Horizon. We are requesting confidential treatment of that portion of the Supplemental Letter that discusses and addresses the substance of our response (the “Substantive Response”), and our confidential treatment request for that document will be submitted under separate cover in accordance with Rule 83 of the Freedom of Information Act (“FOIA”), 17 C.F.R. 200.83.

Very truly yours,

/s/ ANDRÉ WEISS

André Weiss